UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kayne Anderson NextGen Energy & Infrastructure, Inc

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

48661E108

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48661E108	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
4,593,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
4,593,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,593,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 47,200,000 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

CUSIP No. 48661E108	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
4,593,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
4,593,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,593,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 47,200,000 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

CUSIP No. 48661E108	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
4,593,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
4,593,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,593,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.73%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 47,200,000 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

CUSIP No. 48661E108	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the SEC on 10/20/22, as amended by Amendment No 1 filed 12/8/22 and Amendment No 2 filed 2/3/23; with respect to the common shares of Kayne Anderson NextGen Energy & Infrastructure, Inc. This Amendment No. 3 amends Items 3, 4, 5, 6 and 7, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $37,227,179 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D/A is hereby amended and supplemented as follows:

On August 6, 2023, Saba Capital entered into a standstill agreement (the "Standstill Agreement") with Kayne Anderson Capital Advisors, L.P., an affiliate of the investment adviser to both the Issuer and Kayne Anderson Energy Infrastructure Fund, Inc. (the "Surviving Fund" to the "Merger Agreement" as defined in the Standstill Agreement), whereby affiliates of the Issuer agreed to purchase shares beneficially owned by Saba Capital for an amount of cash equal to ninety-seven percent (97%) of the NAV per share of the Surviving Fund's common shares, subject to the terms and conditions therein. In connection therewith, Saba Capital agreed to abide by certain customary voting and standstill provisions until the date that is the earliest of (a) 18 months after the consummation of the Merger Transaction (as defined in the Standstill Agreement), (b) the termination of the Purchase Agreement (as defined in the Standstill Agreement) in accordance with its terms without consummation of the transaction specified therein and (c) the termination of the Merger Agreement in accordance with its terms without consummation of the Merger Transaction.

The foregoing summary of the Standstill Agreement shall not be deemed complete and is qualified in its entirety by reference to the full text of the Standstill Agreement, the form of which is attached hereto as Exhibit 2 to this Schedule 13D/A and incorporated by reference herein.

CUSIP No. 48661E108	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 47,200,000 shares of common stock outstanding as of 5/31/23, as disclosed in the company's N-CSRS filed 7/28/23

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Common Shares effected in the past sixty days.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D/A is hereby amended and supplemented as follows:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Standstill Agreement, dated as of August 6, 2023.

CUSIP No. 48661E108	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823